EXHIBIT 10.8

March 18, 2022

Mr. Howard Lorber
At the Address on File with the Company

Dear Howard:

On behalf of the Board of Directors of Douglas Elliman Inc. (the “Company”), we are making the following modifications to your Employment Agreement, dated as of January 10, 2022 (your “Employment Agreement”), by and between the Company and you.

a.Effective January 1, 2022, Section 3(a) of your Employment Agreement is revised to read as follows:
Base Salary. During the Employment Period, the Company shall pay the Executive a salary (the “Base Salary”) at the rate of $1,837,500 per annum, payable in equal installments at such payment intervals as are the usual custom of the Company, but not less often than monthly. The Base Salary shall be increased, as of January 1 of each year commencing January 1, 2023, by a cost-of-living adjustment determined by reference to the Consumer Price Index, All Urban Consumers for Miami-Fort Lauderdale-West Palm Beach All Items (1982 1984 = 100) (the “Index”), or, if publication of the Index is terminated, any substantially equivalent successor thereto. In addition to the foregoing, the Board shall periodically review such Base Salary and may increase (but not decrease) it from time to time, in its sole discretion. After any increase, “Base Salary” as used in this Agreement shall mean the increased amount.
This letter constitutes an amendment to your Employment Agreement and forms a part of your Employment Agreement. Except as amended by this letter, your Employment Agreement is confirmed and ratified in all respects.
We look forward to your continued leadership.
Sincerely,
DOUGLAS ELLIMAN INC.
By: /s/ Richard J. Lampen
Richard J. Lampen
Executive Vice President and Chief Operating Officer

I agree with and accept the foregoing terms.
/s/ Howard M. Lorber
Howard M. Lorber